July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	TradeUP Acquisition Corp.
Registration Statement on Form S-1
Filed February 19, 2021, as amended (File No. 333-253322)
Request for Acceleration of Effectiveness

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby joins in the request of TradeUP Acquisition Corp. that the effective date of the above-referenced registration statement, as amended, be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time on Wednesday, July 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

US Tiger Securities, Inc.

By:	/s/ Lei Huang
Name:	Lei Huang
Title:	CEO